LAW OFFICES OF William B. Barnett __________ OF COUNSEL Alan L. Rosen	21550 OXNARD STREET MAIN PLAZA - SUITE 200 WOODLAND HILLS, CALIFORNIA 91367 TELEPHONE (818) 595-7717 FAX (818) 999-2269 wbarnett@wbarnettlaw.com

February 7, 2008

Securities and Exchange Commission
100 F Street, N.E.
Washington D.C.  20549

Attn:           Jeffery P. Riedler, Assistant Director
Sebastian Gomez Abero, Esq.

Re:           Auriga Laboratories, Inc. (“Registrant” or “Company”)
Amendment No. 3 to Registration Statement on Form SB-2
Filed on January 7, 2008
File No.  333-148295

Gentlemen:

The Registrant hereby files its Amendment No.3 to Registration Statement on Form SB-2 (“Amendment No. 2”).  The Amendment No. 2 has been revised in accordance with the Commission’s February 4, 2008 comment letter (“Comment Letter”).

To assist the staff in its review of Registrant’s responses, we have provided a copy of Amendment No. 3 “marked to show changes” and our responses below correspond to each comment number in the Comment Letter.

Executive Compensation, page 111

Summary Compensation Table, page 111

1.
In response to your comment and in accordance with Item 402(b)(1) of Regulation S-B, we have updated all the compensation disclosure through the Registrant’s last two fiscal years ended December 31, 2007 and 2006.

Enclosed with this letter is a letter from the President of the Registrant requesting acceleration and acknowledging, among other things, the Registrant’s responsibility for the adequacy and accuracy of the disclosure in the filing.

We believe that we have responded to all of your comments fairly and reasonably. Please contact the undersigned as soon as possible should you have any further questions or comments.  Thank you.

Very truly yours,
Law Offices of William B. Barnett

/s/ William B. Barnett
William B. Barnett

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